UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ares Commercial Real Estate Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04013V108

(CUSIP Number)

Monica J. Shilling, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Investments Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (See Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (See Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons (as defined in Item 2 hereof) hold 2,000,000 shares of Common Stock (as defined in Item 1 hereof).  The Reporting Persons (other than Ares Investments Holdings LLC, with respect to the shares it holds directly) disclaim beneficial ownership of the securities reported herein and neither the filing of this Amendment No. 1 (as defined in Item 1 hereof) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock (as defined in Item 1 hereof) referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

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CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (See Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (See Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons hold 2,000,000 shares of Common Stock.  The Reporting Persons (other than Ares Investments Holdings LLC, with respect to the shares it holds directly) disclaim beneficial ownership of the securities reported herein, and neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

3

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (See Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (See Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons hold 2,000,000 shares of Common Stock.  The Reporting Persons (other than Ares Investments Holdings LLC, with respect to the shares it holds directly) disclaim beneficial ownership of the securities reported herein, and neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

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Item 1.        Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by the Reporting Persons (as defined below) on May 1, 2012 (the “Original Schedule 13D,” and, together with Amendment No. 1, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ares Commercial Real Estate Corporation, a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is One North Wacker Drive, 48th floor, Chicago, Illinois 60606.

This Amendment No. 1 is being filed to report that, as a result of an increase in outstanding shares of Common Stock due to the Offering (as defined in Item 4 hereof), the Common Stock beneficially owned by the Reporting Persons now represents 7.3% of the shares of Common Stock outstanding. The calculation of the percentages of shares of Common Stock set forth herein is based on an aggregate of 27,267,162 shares of Common Stock outstanding as of June 26, 2013, as reported in the Issuer’s prospectus supplement dated June 20, 2013 and filed with the Securities and Exchange Commission on June 24, 2013 in accordance with the provisions of Rule 424(b)(5) of the Securities Act of 1933, as amended.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.        Purpose of Transaction

On June 26, 2013, the Issuer sold an aggregate of 18,000,000 shares of Common Stock (not including 2,700,000 shares which may be issued and sold to the underwriters upon the exercise of the underwriters’ option to purchase additional shares) to a syndicate of underwriters in a firm commitment underwritten offering (the “Offering”).  The Reporting Persons did not purchase any shares of Common Stock in the Offering.

The Reporting Persons consider the shares of Common Stock that they beneficially own as an investment made in the ordinary course of their respective businesses. The Reporting Persons review on a continuing basis AIH’s investment in the Issuer.  Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act.  In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.        Interest in Securities of the Issuer

(a)           See items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Offering, on June 17, 2013, AIH entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters whereby AIH agreed that, during a period of 60 days from June 20, 2013, AIH will not, without the prior written consent of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of the Issuer’s Common Stock or preferred stock or other capital stock (collectively, “Capital Stock”) or any securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement, arrangement or transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Lock-Up Securities, in each case whether any such swap or transaction is to be settled by delivery of Common Stock, other Capital Stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

The foregoing summary of the Lock-Up Agreement contained in this Amendment No. 1 is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is attached hereto as Exhibit 1 and incorporated by reference to this Schedule 13D.

Item 7.        Material to Be Filed as Exhibits

Exhibit 1	Lock-up Agreement, dated as of June 17, 2013, by Ares Investments Holdings LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2013	ARES INVESTMENTS HOLDINGS LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory

ARES INVESTMENTS LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Lock-up Agreement, dated as of June 17, 2013, by Ares Investments Holdings LLC